FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six-month period ended September 30, 2013 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 14, 2013	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

KONAMI CORPORATION filed its Quarterly Securities Report for the six-month period ended September 30, 2013 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 13, 2013. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2013	September 30, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669	¥51,629
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥655 million at September 30, 2013	33,066	24,398
Inventories	26,349	35,609
Deferred income taxes, net	20,749	20,755
Prepaid expenses and other current assets	9,650	10,831

Total current assets	153,483	143,222

PROPERTY AND EQUIPMENT, net	62,651	80,986

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440	525
Investments in affiliate	2,247	2,248
Identifiable intangible assets	42,225	42,014
Goodwill	21,934	21,952
Lease deposits	26,625	26,504
Deferred income taxes, net	1,875	1,858
Other assets	11,468	11,393

Total investments and other assets	106,814	106,494

TOTAL ASSETS	¥322,948	¥330,702

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2013	September 30, 2013
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681	¥5,563
Current portion of long-term debt	5,000	—
Current portion of capital lease and financing obligations	2,166	2,035
Trade notes and accounts payable	14,443	12,703
Accrued income taxes	4,104	1,320
Accrued expenses	19,971	18,069
Deferred revenue	5,464	10,735
Other current liabilities	3,683	3,347

Total current liabilities	59,512	53,772

LONG-TERM LIABILITIES:
Long-term debt, less current portion	—	15,000
Capital lease and financing obligations, less current portion	22,588	21,555
Accrued pension and severance costs	1,531	1,514
Deferred income taxes, net	4,424	4,297
Other long-term liabilities	8,894	9,362

Total long-term liabilities	37,437	51,728

TOTAL LIABILITIES	96,949	105,500

COMMITMENTS AND CONTINGENCIES (Note 12)
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2013 and September 30, 2013; outstanding 138,618,060 shares at March 31, 2013 and 138,615,111 shares at September 30, 2013	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	113,808	112,359
Accumulated other comprehensive income	1,009	1,623
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,884,889 shares at September 30, 2013	(11,250)	(11,257)

Total KONAMI CORPORATION stockholders’ equity	225,425	224,583

Noncontrolling interest	574	619

TOTAL EQUITY	225,999	225,202

TOTAL LIABILITIES AND EQUITY	¥322,948	¥330,702

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

For the six months ended September 30, 2012 and 2013

Consolidated Statements of Income

	Millions of Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
NET REVENUES:
Product sales revenue	¥45,965	¥37,635
Service and other revenue	60,708	60,293

Total net revenues	106,673	97,928

COSTS AND EXPENSES:
Costs of products sold	26,483	21,995
Costs of services rendered and others	43,725	46,025
Selling, general and administrative	23,902	26,137

Total costs and expenses	94,110	94,157

Operating income	12,563	3,771

OTHER INCOME (EXPENSES):
Interest income	91	107
Interest expense	(678)	(599)
Foreign currency exchange gain (loss), net	(369)	947
Other, net	(119)	(9)

Other income (expenses), net	(1,075)	446

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	11,488	4,217
INCOME TAXES	4,465	2,184
EQUITY IN NET INCOME OF AFFILIATED COMPANY	13	28

NET INCOME	7,036	2,061
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	81	45

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥6,955	¥2,016

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Net income	¥7,036	¥2,061

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,542)	558
Net unrealized gains on available-for-sale securities	27	55
Pension liability adjustment	2	1

Other comprehensive income (loss)	(1,513)	614

Comprehensive income	5,523	2,675

Comprehensive income attributable to the noncontrolling interest	81	45

Comprehensive income attributable to KONAMI CORPORATION	¥5,442	¥2,630

Per Share Data:
	Six months ended September 30, 2012	Six months ended September 30, 2013
Net income attributable to KONAMI CORPORATION per share:
Basic	¥50.17	¥14.54
Diluted	50.17	14.54

Weighted-average common shares outstanding	138,619,565	138,616,238
Diluted weighted-average common shares outstanding	138,619,565	138,616,238

See accompanying notes to consolidated financial statements.

For the three months ended September 30, 2012 and 2013

Consolidated Statements of Income

	Millions of Yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
NET REVENUES:
Product sales revenue	¥26,699	¥21,837
Service and other revenue	30,846	30,502

Total net revenues	57,545	52,339

COSTS AND EXPENSES:
Costs of products sold	15,516	13,080
Costs of services rendered and others	22,305	23,291
Selling, general and administrative	12,541	13,692

Total costs and expenses	50,362	50,063

Operating income	7,183	2,276

OTHER INCOME (EXPENSES):
Interest income	37	47
Interest expense	(333)	(297)
Foreign currency exchange gain (loss), net	(40)	52
Other, net	(4)	(4)

Other expenses, net	(340)	(202)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	6,843	2,074
INCOME TAXES	2,571	963
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	10	(6)

NET INCOME	4,282	1,105
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	42	23

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥4,240	¥1,082

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Net income	¥4,282	¥1,105

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(274)	(103)
Net unrealized gain (loss) on available-for-sale securities	(15)	10
Pension liability adjustment	1	1

Other comprehensive loss	(288)	(92)

Comprehensive income	3,994	1,013

Comprehensive income attributable to the noncontrolling interest	42	23

Comprehensive income attributable to KONAMI CORPORATION	¥3,952	¥990

Per Share Data:
	Three months ended September 30, 2012	Three months ended September 30, 2013
Net income attributable to KONAMI CORPORATION per share:
Basic	¥30.59	¥7.81
Diluted	30.59	7.81

Weighted-average common shares outstanding	138,619,356	138,615,474
Diluted weighted-average common shares outstanding	138,619,356	138,615,474

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Cash flows from operating activities:
Net income	¥7,036	¥2,061
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	4,726	5,100
Provision for doubtful receivables	(177)	(90)
Loss on sale or disposal of property and equipment, net	59	33
Equity in net income of affiliated company	(13)	(28)
Deferred income taxes	1,034	(384)
Change in assets and liabilities, net of businesses acquired:
Decrease in trade notes and accounts receivable	6,782	9,252
Increase in inventories	(5,193)	(10,340)
Increase in prepaid expenses	(995)	(1,779)
Decrease in trade notes and accounts payable	(1,868)	(2,417)
Decrease in accrued income taxes, net of tax refunds	(7,947)	(2,357)
Decrease in accrued expenses	(2,495)	(1,656)
Increase in deferred revenue	925	5,115
Other, net	(1,168)	1,001

Net cash provided by operating activities	706	3,511

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(5,306)	(21,997)
Decrease (increase) in lease deposits, net	(9)	171
Acquisition of business	(1,245)	—
Other, net	10	102

Net cash used in investing activities	(6,550)	(21,724)

Cash flows from financing activities:
Increase in short-term borrowings, net	1,152	808
Proceeds from issuance of bonds	—	15,000
Redemption of bonds	(5,000)	(5,000)
Principal payments under capital lease and financing obligations	(1,291)	(1,190)
Dividends paid	(3,460)	(3,460)
Other, net	(1)	(90)

Net cash provided by (used in) financing activities	(8,600)	6,068

Effect of exchange rate changes on cash and cash equivalents	(433)	105

Net decrease in cash and cash equivalents	(14,877)	(12,040)

Cash and cash equivalents, beginning of the period	76,451	63,669

Cash and cash equivalents, end of the period	¥61,574	¥51,629

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the current period.

3. Changes in Accounting Policies

New Accounting Pronouncements Adopted

Effective April 1, 2013, KONAMI has adopted Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires the presentation of the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU only updates disclosure requirements.

Change in Depreciation Method

Previously, the Company and its domestic subsidiaries had principally used the declining-balance method for computing depreciation expense of property and equipment. Effective April 1, 2013, the Company and its domestic subsidiaries changed their depreciation method to the straight-line method in order to appropriately reflect recent changes in the business environment. In the Health & Fitness Segment, management has decided to limit new capital expenditures for additional facilities and has begun implementing a new strategy to improve retention for longer-term membership. This will enable the Company to achieve a more stable utilization of the existing facilities. In addition, in other segments, the products and services have generally began generating consistent revenue and the centralization and enhancement of the production and manufacturing systems have resulted in a change in pattern of consumption, and it better reflects the future economic benefit from the usage of the property and equipment. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the six months and the three months ended September 30, 2013 decreased by approximately ¥375 million and ¥187 million, respectively, and net income attributable to KONAMI CORPORATION and basic net income attributable to KONAMI CORPORATION per common share increased by ¥232 million and ¥1.68, respectively, for the six months ended September 30, 2013, and increased by ¥116 million and ¥0.84, respectively, for the three months ended September 30, 2013.

4. Inventories

Inventories at March 31, 2013 and September 30, 2013 consisted of the following:

	Millions of Yen
	March 31, 2013	September 30, 2013
Finished products	¥7,813	¥12,160
Work in process	13,513	18,568
Raw materials and supplies	5,023	4,881

Total	¥26,349	¥35,609

5. Property and Equipment

Property and equipment at March 31, 2013 and September 30, 2013 consisted of the following:

	Millions of Yen
	March 31, 2013	September 30, 2013
Property and equipment, at cost:
Land	¥14,542	¥32,495
Buildings and structures	77,796	79,977
Tools, furniture and fixtures	26,672	28,430
Construction in progress	2,050	493

Total	121,060	141,395
Less-Accumulated depreciation and amortization	(58,409)	(60,409)

Net property and equipment	¥62,651	¥80,986

6. Business Combinations

On July 2, 2012, 4K Media Inc. (formerly 4K Acquisition Corp.), a subsidiary of the Company, entered into an asset purchase agreement with 4Kids Entertainment, Inc., which was engaged in the business of production of television and movie programs and licensing-out its content. The purpose of this agreement was to upgrade and extend the content of the Digital Entertainment business. The assets including merchandising rights to its content were acquired for ¥1,164 million in cash. Costs related to the acquisition of these assets of ¥43 million were reported in the operating expense in the accompanying consolidated statements of income.

The following table summarizes the fair values of the assets acquired at the acquisition date:

Millions of Yen
Current assets	¥125
Property and equipment	7
Identifiable intangible assets	1,001
Other assets	31

Total assets acquired	¥1,164

The acquired identifiable intangible assets consist of distribution and merchandising rights of ¥985 million and libraries of ¥16 million, which will be amortized over their estimated useful lives of eight years.

The results of operations of 4K Media Inc. from the acquisition date to the period ended September 30, 2012 were not material. The pro forma condensed combined financial information is not disclosed because the effect of this acquisition on KONAMI’s consolidated financial statements is not material.

7. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the six months and the three months ended September 30, 2012 and 2013 were as follows:

	Millions of Yen
For the six months ended September 30, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2012	¥215,458	¥262	¥215,720

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,466)	—	(3,466)
Purchase of treasury stock	(2)	—	(2)
Comprehensive income:
Net income for the period	6,955	81	7,036
Other comprehensive loss, net of tax	(1,513)	—	(1,513)

Comprehensive income for the period	5,442	81	5,523

Balance at September 30, 2012	¥217,432	¥343	¥217,775

	Millions of Yen
For the six months ended September 30, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2013	¥225,425	¥574	¥225,999

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,465)	—	(3,465)
Purchase of treasury stock	(7)	—	(7)
Comprehensive income:
Net income for the period	2,016	45	2,061
Other comprehensive income, net of tax	614	—	614

Comprehensive income for the period	2,630	45	2,675

Balance at September 30, 2013	¥224,583	¥619	¥225,202

	Millions of Yen
For the three months ended September 30, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2012	¥213,480	¥301	¥213,781

Purchase of treasury stock	0	—	0
Comprehensive income:
Net income for the period	4,240	42	4,282
Other comprehensive loss, net of tax	(288)	—	(288)

Comprehensive income for the period	3,952	42	3,994

Balance at September 30, 2012	¥217,432	¥343	¥217,775

	Millions of Yen
For the three months ended September 30, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2013	¥223,595	¥596	¥224,191

Purchase of treasury stock	(2)	—	(2)
Comprehensive income:
Net income for the period	1,082	23	1,105
Other comprehensive loss, net of tax	(92)	—	(92)

Comprehensive income for the period	990	23	1,013

Balance at September 30, 2013	¥224,583	¥619	¥225,202

8. Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six months and the three months ended September 30, 2013 are as follows:

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2013	¥1,033	¥25	¥(49)	¥1,009

Other comprehensive income before reclassifications	558	55	—	613
Amounts reclassified from accumulated other comprehensive income	—	—	1	1

Changes in accumulated other comprehensive income, net	558	55	1	614

Balance at September 30, 2013	¥1,591	¥80	¥(48)	¥1,623

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at June 30, 2013	¥1,694	¥70	¥(49)	¥1,715

Other comprehensive income (loss) before reclassifications	(103)	10	—	(93)
Amounts reclassified from accumulated other comprehensive income	—	—	1	1

Changes in accumulated other comprehensive income (loss), net	(103)	10	1	(92)

Balance at September 30, 2013	¥1,591	¥80	¥(48)	¥1,623

Note:	Amounts reclassified from pension liability adjustment are included in the Selling, general and administrative expenses in the consolidated statements of income.

9. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of the Company and its domestic subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of the Company and its domestic subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of the Company and its domestic subsidiaries’ financial instruments at March 31, 2013 and September 30, 2013 are as follows:

	Millions of Yen
	March 31, 2013		September 30, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥440	¥440	¥525	¥525
Long-term debt, including current portion	(5,000)	(5,014)	(15,000)	(14,468)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	—	—	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2013 and September 30, 2013, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
March 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥440	—	—	¥440

Total assets	¥440	—	—	¥440

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
September 30, 2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥525	—	—	¥525

Total assets	¥525	—	—	¥525

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of March 31, 2013 and September 30, 2013, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

11. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Six months ended September 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥52,317	¥40,321	¥11,393	¥2,642	—	¥106,673
Intersegment	374	14	—	1	¥(389)	—

Total	52,691	40,335	11,393	2,643	(389)	106,673
Operating expenses	40,992	38,971	8,543	2,433	3,171	94,110

Operating income (loss)	¥11,699	¥1,364	¥2,850	¥210	¥(3,560)	¥12,563

Six months ended September 30, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥44,296	¥38,565	¥13,623	¥1,444	—	¥97,928
Intersegment	324	18	—	1	¥(343)	—

Total	44,620	38,583	13,623	1,445	(343)	97,928
Operating expenses	40,916	37,896	10,584	2,505	2,256	94,157

Operating income (loss)	¥3,704	¥687	¥3,039	¥(1,060)	¥(2,599)	¥3,771

Three months ended September 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥29,655	¥20,613	¥6,188	¥1,089	—	¥57,545
Intersegment	216	5	—	1	¥(222)	—

Total	29,871	20,618	6,188	1,090	(222)	57,545
Operating expenses	23,364	19,936	4,367	1,284	1,411	50,362

Operating income (loss)	¥6,507	¥682	¥1,821	¥(194)	¥(1,633)	¥7,183

Three months ended September 30, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥24,434	¥19,624	¥7,529	¥752	—	¥52,339
Intersegment	181	7	—	0	¥(188)	—

Total	24,615	19,631	7,529	752	(188)	52,339
Operating expenses	22,588	19,280	5,707	1,326	1,162	50,063

Operating income (loss)	¥2,027	¥351	¥1,822	¥(574)	¥(1,350)	¥2,276

b. Geographic information

Six months ended September 30, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥81,478	¥16,957	¥5,655	¥2,583	¥106,673	—	¥106,673
Intercompany	5,339	899	75	266	6,579	¥(6,579)	—

Total	86,817	17,856	5,730	2,849	113,252	(6,579)	106,673
Operating expenses	77,142	14,933	5,837	2,852	100,764	(6,654)	94,110

Operating income (loss)	¥9,675	¥2,923	¥(107)	¥(3)	¥12,488	¥75	¥12,563

Six months ended September 30, 2013	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥73,449	¥16,900	¥4,093	¥3,486	¥97,928	—	¥97,928
Intercompany	4,531	2,097	114	514	7,256	¥(7,256)	—

Total	77,980	18,997	4,207	4,000	105,184	(7,256)	97,928
Operating expenses	75,931	16,948	4,888	3,705	101,472	(7,315)	94,157

Operating income (loss)	¥2,049	¥2,049	¥(681)	¥295	¥3,712	¥59	¥3,771

Three months ended September 30, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥42,280	¥9,670	¥4,186	¥1,409	¥57,545	—	¥57,545
Intercompany	3,657	474	24	245	4,400	¥(4,400)	—

Total	45,937	10,144	4,210	1,654	61,945	(4,400)	57,545
Operating expenses	40,983	8,146	4,049	1,653	54,831	(4,469)	50,362

Operating income	¥4,954	¥1,998	¥161	¥1	¥7,114	¥69	¥7,183

Three months ended September 30, 2013	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥38,251	¥9,355	¥2,734	¥1,999	¥52,339	—	¥52,339
Intercompany	2,716	1,156	97	306	4,275	¥(4,275)	—

Total	40,967	10,511	2,831	2,305	56,614	(4,275)	52,339
Operating expenses	39,556	9,532	3,141	2,111	54,340	(4,277)	50,063

Operating income (loss)	¥1,411	¥979	¥(310)	¥194	¥2,274	¥2	¥2,276

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

12. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥398 million as of September 30, 2013.

13. Subsequent Events

No reportable subsequent events occurred.